Orion Engineered Carbons S.A.
Société anonyme
Registered office: 6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 160.558

Convening Notice FOR THE ANNUAL General Meeting of Shareholders of Orion Engineered Carbons S.A. to be held on April 15, 2016

Dear Shareholders of Orion Engineered Carbons S.A. (the “Shareholders”),

The Board of Directors (the “Board of Directors”) of Orion Engineered Carbons S.A., a société anonyme with a registered office at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under registration number B 160.558 (the “Company”), hereby convenes, in accordance with the provisions of article 10 of the articles of association of the Company, the annual general meeting of the Shareholders (the “General Meeting”). The General Meeting will be held through private deed and convene on Friday April 15, 2016 at 10:00 A.M. CET, at the registered office of the Company at:

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg

The following is the agenda of the General Meeting:

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the financial statements of the Company for the financial year that ended on December 31, 2015.

2)	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2015.

3) Approval of the consolidated financial statements of the Company for the financial year that ended on
December 31, 2015.

4)	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 30 million during the financial year that ended on December 31, 2015.

5)	Discharge of the members of the Board of Directors of the Company for the performance of their mandates during the financial year that ended on December 31, 2015.

6)	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2015.

7)
Appointment of an independent auditor (Réviseur d’Entreprises) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2016.

8) Approval of compensation in the amount of EUR 474,584 (EUR 670,000 pro-rated for 8.5 months) to be paid to the Board of Directors for the period ending on December 31, 2016.

Important information concerning procedures for attendance and voting at the General Meeting, the record date for the General Meeting and other relevant matters relating to the General Meeting is set forth in this convening notice below. You are urged to read the following pages carefully and to follow the procedures set forth herein for casting your vote at the General Meeting.

Orion Engineered Carbons S.A.
The Board of Directors

* * * * * * * * * * * * * * * * * * * * * *

The Company is a foreign private issuer under the United States federal securities laws, and as such is not subject to those provisions of United States federal securities laws, and to the rules and regulations of the United States Securities and Exchange Commission, relating to the holding of shareholder meetings, including the form and contents of proxy statements and proxy cards. Accordingly, this convening notice does not contain all the disclosures typically found in a proxy statement prepared by a domestic U.S. issuer in accordance with United States federal securities laws.

Procedures for Voting and Attendance at the General Meeting

The Company urges each Shareholder to cast its vote at the General Meeting by completing, signing, dating and returning the proxy made available by the Company for use at the General Meeting in accordance with the instructions below.

Only holders of record of the Company’s common shares (the “Common shares”) outstanding on March 7, 2016 at 11:59 P.M. CET (the “Record Date”) are entitled to attend and vote at the General Meeting.

As of the date of this convening notice, the Company has 59,365,126 Common Shares outstanding. Each Shareholder is entitled to one vote for each Common Share held of record by such Shareholder as of the Record Date, on each matter submitted to a vote at the General Meeting, except that voting rights attached to Common Shares repurchased and held by the Company on the Record Date are suspended. All Common Shares represented by proxy duly executed and received by 11:59 P.M. CET on April 10, 2016 (the “Voter Deadline”) will be voted at the General Meeting in accordance with the terms of the proxy. If no voting instruction is indicated in the proxy, the proxyholders will vote in favor of all proposals described in this convening notice. If any other item is properly added to the agenda for the General Meeting under the Company’s articles of association or Luxembourg law, proxies will be voted in accordance with the best judgment of the proxyholders. Generally, only the items appearing in this convening notice and agenda for the General Meeting can be voted on at the General Meeting. A Shareholder may revoke a proxy by (i) submitting a document revoking it prior to the Voter Deadline, (ii) submitting a duly executed proxy bearing a later date prior to the Voter Deadline or (iii) attending the General Meeting and voting in person.

You may cast your vote at the General Meeting by marking, signing and dating the proxy card and returning it in the enclosed envelope (postage within the United States paid; or in another envelope, postage to be paid), to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219-9821 U.S.A. Proxy cards that are mailed must be received by American Stock Transfer & Trust Company, LLC at the above address by the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States. The Company will bear the cost of soliciting proxies with respect to the matters to be voted on at the General Meeting.

If you hold your Common Shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at the General Meeting, the Common Shares that you hold through a bank, brokerage firm or other agent will not be voted at the

General Meeting. The Company therefore urges all Shareholders who hold their Common Shares through a bank, brokerage firm or other agent to promptly provide voting instructions in accordance with the procedures of their bank, brokerage firm or other agent.

Directors, executive officers and employees of the Company may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. The Company may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of Common Shares. The Company may retain a proxy solicitation firm to assist in the solicitation of proxies for the General Meeting.

Each Shareholder of record who holds one or more Common Shares on the Record Date will be admitted to participate and vote in the General Meeting. A holder of Common Shares held through an operator of a securities settlement system or recorded as book-entry interests in the accounts of a professional depositary who wishes to attend the General Meeting should receive from such operator or depositary a certificate certifying (i) the number of Common Shares recorded in the relevant account on the Record Date and (ii) that such Common Shares are blocked until the closing of the General Meeting. The certificate should be submitted to the Company no later than the Voter Deadline. If you plan to attend the General Meeting, you are kindly requested to notify the Company thereof in writing and provide your name, address and telephone number and any other necessary materials before the Voter Deadline by post to the registered office of the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com.

Admittance of Shareholders to the General Meeting and acceptance of written voting proxies will be governed by Luxembourg law.

Right to Add Items to the Agenda of the General Meeting and to Table Draft Resolutions

One or more Shareholders of record holding at least 10% of the outstanding Common Shares (excluding, for the avoidance of doubt, any Common Shares repurchased by the Company) may add items to the agenda of the General Meeting, provided that each such item is accompanied by a justification or a draft resolution to be adopted in the General Meeting. If you plan to add items to the agenda of the General Meeting, you must notify the Company thereof in writing and provide your name, address and telephone number before April 8, 2016 by post to the registered office the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com.

Quorum/Majority

The General Meeting will deliberate validly regardless of the number of Common Shares present or represented by proxy.

Resolutions will be adopted by a simple majority of the votes validly cast at the General Meeting.

Documents

Copies of the full and unabridged text of the documents to be submitted at the General Meeting together with draft resolutions proposed pursuant to the agenda of the General Meeting will be made available on the Company’s website or may be requested in writing by post to Orion Engineered Carbons S.A. 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com.

* * * * * * * * * * * * * * * * * * * * * *

Explanation of Proposals of the Board of Directors with regard to the Agenda of the General Meeting:

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the financial statements of the Company for the financial year that ended on December 31, 2015.

The annual accounts and consolidated financial statements of the Company for the financial year that ended on December 31, 2015 together with the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the financial statements of the Company for the financial year that ended on December 31, 2015 will be made available on the Company’s website and at the registered office of the Company at least 15 days before the General Meeting. Copies of the annual accounts and the relevant audit report shall also be sent to Shareholders of record in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the “Law”).

2)	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2015.

The Board of Directors proposes that the annual accounts of the Company for the financial year that ended on December 31, 2015 be approved by the Shareholders, after due consideration of the report from the independent auditor on such annual accounts.

3)	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2015.

The Board of Directors proposes that the consolidated financial statements of the Company for the financial year that ended on December 31, 2015 be approved by the shareholders, after due consideration of the report from the independent auditor on such consolidated financial statements.

4)	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 30 million.

The Board of Directors proposes that the Shareholders resolve that (i) a loss of the Company for the financial year that ended on December 31, 2015, in the amount of EUR 5,822,503 plus the accrued loss carried forward in the amount of EUR 4,150,171, resulting in the total loss in the amount of EUR 9,972,674 shall be carried forward and (ii) interim dividends paid by the Company from the share premium reserve of the Company in the aggregate amount of EUR 30,000,000 during the financial year that ended on December 31, 2015 (the “Interim Dividends”), which include (a) EUR 10 million paid on June 26, 2015 (b) EUR 10 million paid on September 24, 2015 and (c) EUR 10 million paid on December 29, 2015, shall be approved.

The consolidated financial statements together with the report of the independent auditor on such annual accounts are available on the Company’s website and at the registered office of the Company.

5)	Discharge of the members of the Board of Directors for the performance of their mandates during the financial year that ended on December 31, 2015.

In accordance with the Law, upon approval of the Company’s annual accounts and consolidated financial statements, the Shareholders present at the General Meeting must vote as to whether the members of the Board of Directors during the financial year that ended on December 31, 2015, shall be discharged from any liability in connection with the performance of their mandates, including the management of the Company’s affairs, during such period.

The Board of Directors recommends that the Shareholders discharge the members of the Board of Directors for the performance of their mandates during the financial year that ended on December 31, 2015, including discharge from any liability in connection with the performance of their mandates, including the management of the Company’s affairs during such period.

6)	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2015.

The Board of Directors recommends that the Shareholders discharge the independent auditor from any liability in connection with the performance of its mandate during the financial year that ended on December 31, 2015, including the audit of the Company’s annual accounts and consolidated financial statements during such period.

7)
Appointment of an independent auditor (Réviseur d’Entreprises) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2016.

The Board of Directors proposes that Ernst & Young shall be appointed as independent auditor of the Company with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2016.

8)	Approval of compensation in the amount of EUR 474,584 (EUR 670,000 pro-rated for 8.5 months) to be paid to the Board of Directors for the period ending on December 31, 2016.

The Board of Directors proposes that the total gross compensation (including applicable withholding taxes) for the Board of Directors for the period commencing on the date of the General Meeting and ending on December 31, 2016 shall amount to EUR 474,584 (the respective pro rata amount for 8.5 months of a yearly compensation of EUR 670,000), to be paid in cash and/or equity based awards (based on the grant date fair market value of such awards), as determined by the Board of Directors from time to time.

For information:
Orion Engineered Carbons S.A.
Investor-relations@orioncarbons.com